--------------------------------------------------------------------------------
SEC 1745    Potential persons who are to respond to the collection of
(6-00)      information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------

                                                    ----------------------------
                                                          OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number: 3235-0145
                                                    Expires: October 31, 2002
                                                    Estimated average burden
                                                    hours per response. . . 14.9
                                                    ----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                             URANIUM RESOURCES, INC.
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    916901309
                                    ---------
                                 (CUSIP Number)


                                 April 11, 2001
                                 --------------
                          (Date of Event Which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  916 901 309                                               Page 2 of 4
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Central Bank and Trust Co., Trustee of the John C. Mull IRA
         51-4323459

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)      [  ]
         (b)      [  ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------

NUMBER OF         5.   SOLE VOTING POWER
SHARES                     3,500,000 shares (7.0%)
BENEFICIALLY      6.   SHARED VOTING POWER
OWNED BY                   -0-
EACH              7.   SOLE DISPOSITIVE POWER
REPORTING                  3,500,000 shares (7.0%)
PERSON            8.   SHARED DISPOSITIVE POWER
WITH                       -0-

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,500,000 shares (7.0%)

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.0%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
         IN

CUSIP No.  916 901 309                                               Page 3 of 4



Item 1.
         (a) Name of Issuer:
                  Uranium Resources Inc. ("the Company")

         (b) Address of Issuer's Principal Executive Offices:
                  650 S. Edmonds Lane, Suite 108
                  Lewisville, Texas  75067


Item 2.
         (a) Name of Person Filing:
                  Central Bank and Trust Co., Trustee of the John C. Mull IRA

         (b) Address of Principal Business Office:
                  Central Bank and Trust Co.
                  101 W. Avenue A
                  Hutchinson, KS 67504-1366

         (c) Citizenship:
                  United States

         (d) Title of Class of Securities:
                  common stock (the "Common Stock")

         (e) CUSIP Number:
                  916 901 309


Item 3.

Not applicable. This statement is filed pursuant to ss.ss. 240.13d-1(c) and ss.ss. 240.13d-1(a).


Item 4.  Ownership

         (a)  Amount beneficially owned:         3,500,000 shares
         (b)  Percent of class:                  7.0%
         (c)  Number of Shares to which the person has:
              (i)   sole power to vote or to direct the vote:
                    3,500,000 (7.0%)
              (ii)  shared power to vote or to direct the vote:
                    None
              (iii) sole power to dispose or to direct the disposition of:
                    3,500,000  (7.0%)
              (iv)  shared power to dispose or to direct the disposition of:
                    None

CUSIP No.  916 901 309                                               Page 4 of 4



Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

The Reporting Persons have no knowledge if any one person, other than the Reporting Persons, has more than five percent interest in the Company's Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable


Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable


Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date   May 30, 2001

                                  Central Bank and Trust Co., Trustee for the
                                  John C. Mull IRA

                                  By:
                                       ---------------------------------
                                  Name:   Richard Chambers
                                  Title: